Exhibit 99.2

Itaú

Itaú Corpbanca and subsidiaries
As of and for the nine-month periods ended September 30, 2019 and 2018

The financial information of Itaú Corpbanca as of and for the nine-month periods ended September 30, 2019 and 2018 has been published on our website in accordance with Circular N° 18 of the Chilean Financial Market Commission (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET

In Ch$ million	Sep'19	Sep'18
Total Loans	22,499,473	21,159,400
Total Assets	**32,476,801**	**29,074,941**
Deposits and other demand liabilities	4,379,085	4,253,654
Time deposits and other time liabilities	11,030,415	10,306,185
Interbank borrowings	2,432,249	2,168,761
Debt instruments issued	6,282,910	5,898,884
Equity	**3,654,204**	**3,528,162**
Total equity attributable to equity holders of the bank	3,427,114	3,299,624
Non-controlling interest	227,090	228,538

YTD CONSOLIDATED INCOME STATEMENT

In Ch$ million	9M'19	9M'18	With reclasification of Financial Hedges[1] 9M'19	With reclasification of Financial Hedges[1] 9M'18
Net operating profit before provision for loan losses	899,136	904,760	871,376	871,521
Provisions for loan losses	(185,103)	(174,356)	(176,352)	(168,201)
Total operating expenses	(542,908)	(549,177)	(543,002)	(549,177)
Operating income (Loss)	**171,125**	**181,227**	**152,022**	**154,143**
Income from investments in companies	2,170	1,541	2,169	1,541
Operating income before income taxes	**173,295**	**182,768**	**154,191**	**155,684**
Income taxes	(48,681)	(36,614)	(29,578)	(9,530)
Consolidated income	**124,614**	**146,154**	**124,613**	**146,154**
Net income attributable to holders of the bank	**117,306**	**143,591**	**117,305**	**143,591**
Non-controlling interest	7,308	2,563	7,308	2,563

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad and on our loan loss provisiones associated with loans in foreing currency.

This financial information shall be considered provisional until the official figures are published by the Financial Market Commission.

Roxana Zamorano Pozo
Chief Accounting Officer

Manuel Olivares Rossetti
Chief Executive Officer